1-11665



06037951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



RECEIVED
MAY 30 2006
209

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended .... November 30, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ....to...........
Commission file number..................................

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP, INC. EMPLOYEES' PROFIT SHARING PLAN (the "Plan")

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JEFFERIES GROUP, INC.
520 Madison Avenue
12th Floor
New York, New York 10022

Index on p. 2

Sequential Page Number

~~FINANCIAL~~ STATEMENTS AND EXHIBITS

3 (a) Financial Statements and Supplementary Information (With Independent Auditors' Report Thereon)

14 (b) Exhibit 1 - Report of the Independent Registered Public Accounting Firm Consent

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP, INC. EMPLOYEES' PROFIT SHARING PLAN

Date: May 26, 2006

By: /s/ Melvin W. Locke, Jr.
Melvin W. Locke, Jr.,
Executive Vice President and
Director of People Services,
Jefferies & Company, Inc., and
member of the Administration
Committee


KPMG

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

November 30, 2005 and 2004

(With Independent Auditors' Report Thereon)

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Index to Financial Statements and Supplemental Schedule



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

To the Administration Committee
The Jefferies Group, Inc.
Employees' Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Jefferies Group, Inc. Employees Profit Plan (the "Plan") as of November 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of November 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
May 22, 2006

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

November 30, 2005 and 2004

		2005	2004
Assets:			
Investments, at fair value (note 3):			
Cash	$	1,603,891	2,046,919
Common Stock		83,644,735	76,564,001
Mutual funds		105,974,376	96,143,287
Participant loans		3,806,136	3,431,845
Total investments		195,029,138	178,186,052
Non-interest bearing cash		3,404	3,392
Receivables:			
Accrued dividends on common stock		63,941	—
Due from custodian for pending trades		389,246	756,857
Total receivables		453,187	756,857
Total assets		195,485,729	178,946,301
Liabilities:			
Accrued expenses		93,280	46,774
Total liabilities		93,280	46,774
Net assets available for benefits	$	195,392,449	178,899,527

See accompanying notes to financial statements.

6

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended November 30, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Investment income:		
Interest and dividends	$ 3,292,633	1,767,650
Net appreciation in fair value of investments (note 3)	14,683,617	17,674,511
Total investment income	17,976,250	19,442,161
Contributions:		
Employer	3,206,420	2,707,462
Participants	18,231,938	16,505,942
Total contributions	21,438,358	19,213,404
Total additions	39,414,608	38,655,565
Deductions from net assets attributed to:		
Benefits paid to participants	22,624,505	7,106,294
Administrative expenses (note 1i)	306,358	321,184
Total deductions	22,930,863	7,427,478
Net increase before net transfers from related plan	16,483,745	31,228,087
Net transfers from related plan (note 1h)	9,177	427,000
Net increase after net, transfers from related plan	16,492,922	31,655,087
Net assets available for benefits:		
Beginning of year	178,899,527	147,244,440
End of year	$ 195,392,449	178,899,527

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Jefferies Group, Inc. Employees' Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Jefferies Group, Inc. (the Company) covering all employees of the Company who have completed 90 days of service. The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Each year, participants may voluntarily contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also make voluntary after-tax contributions up to $12,000, with the total annual amount contributed, either on a pretax or after-tax basis, not exceeding 15% of the participant's compensation for a Plan year. Participants may also contribute amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (IRAs) that held contributions under a previous employer's tax-qualified plan or contributory Individual Retirement Accounts (IRAs). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 2 equity investments, 14 mutual funds (including 2 money market funds), and a self-directed brokerage account (that invests in interest-bearing cash accounts and income-oriented and growth-oriented mutual funds), as investment options for participants. The Company provides a fixed matching contribution at a rate of 25% for each dollar contributed by the employee on a pretax basis. The Plan also enables employees to share in the profits of the Company by means of the Company's discretionary contributions that can only be made out of profits and are allocated on the basis of their compensation as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during 2005 or 2004.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.



(d) *Vesting*

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service as follows:

Years of vesting service	Vested percentage
Fewer than two years	—%
Two years	33
Three years	67
Four years	100

(e) *Participant Loans*

Participants may borrow from their fund accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at market rates that remain unchanged for the duration of the loan. The term of the loan may not exceed five years except for loans for the purchase of a primary residence, in which case the repayment period is over ten years. Principal and interest are paid ratably through monthly payroll deductions.

(f) *Payment of Benefits*

On termination of service for any reason, a participant with an account balance greater than $5,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant's vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant's vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant's account is less than $5,000, the Company will distribute the vested interest in the participant's account to the participant in the form of a lump-sum payment. To the extent that a participant's account is less than $5,000 and invested in Company stock, the distribution will be made in the form of whole shares of Company stock or cash.

(g) *Forfeited Accounts*

At November 30, 2005 and 2004, forfeited nonvested accounts totaled $265,959 and $166,513, respectively. In accordance with the Plan documents, these accounts are reallocated among the active participants on the last day of the Plan year based on the level of the active participants' compensation.

(h) *Net Transfers from Related Plan*

The Company also maintains an Employee Stock Ownership Plan (ESOP). The ESOP has a provision which allows eligible participants to transfer up to 25% of their ESOP holdings into the Plan. To be eligible to make such a transfer under the ESOP, the participant must be at least 55 years of age and must have completed at least 10 years of participation in the ESOP. Transfers from the ESOP into the Plan are done through transfers of Jefferies Group, Inc. stock into the Plan at the current market rate.

(i) Administrative Expenses

All reasonable expenses of administering the Plan are charged to participants and paid out of Plan assets. Expenses are charged to each participant's account on a pro rata basis.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value all investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan invests in the Tukman Equity Fund, a nonreadily marketable fund with the underlying investments in U.S. company stock securities. The Tukman Equity Fund is stated at fair value, based on the value of its underlying investments, as reported to the Plan by Fidelity Management Trust Company, the Plan's trustee.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Concentration of Investments

Investment in common stock of Jefferies Group, Inc. comprises approximately 24% and 27% of the Plan's investments as of November 30, 2005 and 2004, respectively.

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Notes to Financial Statements

November 30, 2005 and 2004

(e) ***Risks and Uncertainties***

The Plan provides for various investment options in mutual funds, common stock, and a self-directed brokerage account. The equity security investment options consist of the common stock of Jefferies Group, Inc. and Investment Technology Group, Inc., (ITG). Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect the amount reported in the accompanying statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f) ***Payment of Benefits***

Benefits are recorded when paid.

(g) ***Reclassification***

Certain amounts for the prior period's presentation have been reclassified to conform to the current year's presentation.

(3) Investments

The following presents investments, with those that represent 5% or more of the Plan's net assets separately identified:

		2005	2004
Common Stock:			
Jefferies Group, Inc. Common Stock	$	46,266,039	48,152,993
ITG		10,811,350	
All other common stock		26,567,346	28,411,008
Cash and cash equivalents		1,603,891	2,046,919
Participant Loans		3,806,136	3,431,845
Mutual funds:			
Fidelity Magellan Fund		16,128,703	15,097,253
Fidelity Growth and Income Fund		16,629,799	14,047,457
Fidelity OTC Portfolio Fund		10,836,961	10,339,861
Fidelity Retirement Money Market Fund		12,239,289	12,676,126
Fidelity Spartan U.S. Equity Index Fund		12,192,267	11,412,774
All mutual funds less than 5%		37,947,357	32,569,816
Total investments	$	195,029,138	178,186,052

(Continued)

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by investment type, as follows:

		2005	2004
Common stock	$	9,911,907	12,390,146
Mutual funds		4,771,710	5,284,365
	$	14,683,617	17,674,511

(4) Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services for the years ended November 30, 2005 and 2004 amounted to $259,851 and $321,184, respectively.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). As the Plan has not been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

November 30, 2005

	Identity of issuer	Description of asset		Current value
		Cash:		
	Fidelity Management Trust Company	Institutional Cash Portfolio (940,301 shares)	$	940,302
*	Fidelity Management Trust Company	Brokeragelink Fund (663,589 shares)	$	663,589
		Common Stock:		
*	Jefferies Group, Inc.	Jefferies Group, Inc. Common Stock (1,051,262 shares)		46,266,039
*	ITG, Inc.	ITG, Inc. Common Stock (277,998 shares)		10,811,350
	American International Group, Inc.	American International Group, Inc. (20,000 shares)		1,342,800
	Anheuser Busch Companies, Inc.	Anheuser Busch Companies, Inc. (34,000 shares)		1,487,160
	Automatic Data Processing, Inc.	Automatic Data Processing, Inc. (41,300 shares)		1,941,100
	Coca Cola Co.	Coca Cola Co. (33,100 shares)		1,413,039
	Walt Disney Company	Walt Disney Company (44,187 shares)		1,101,582
	Gannett Company, Inc.	Gannett Company, Inc. (28,100 shares)		1,731,522
	General Electric Company	General Electric Company (66,800 shares)		2,386,096
	Goldman Sachs Group, Inc.	Goldman Sachs Group, Inc. (11,100 shares)		1,431,456
	International Business Machines Corporation	International Business Machines Corporation (25,000 shares)		2,222,500
	Johnson & Johnson	Johnson & Johnson (26,600 shares)		1,642,550
	Microsoft Corporation	Microsoft Corporation (61,000 shares)		1,688,480
	Pepsico, Inc.	Pepsico, Inc.(36,800 shares)		2,178,560
	Pfizer, Inc.	Pfizer, Inc. (15,700 shares)		332,840
	Procter & Gamble Co.	Procter & Gamble Co. (16,600 shares)		949,354
	Wal Mart Stores, Inc.	Wal Mart Stores, Inc. (50,700 shares)		2,461,992
	Wells Fargo & Company	Wells Fargo & Company (35,900 shares)		2,256,315
		Mutual funds:		
	Neuberger Berman, Inc.	NB High Income Bond Inv (91,629 shares)		833,830
*	Fidelity Management Trust Company	Fidelity Magellan Fund (149,326 shares)		16,128,703
*	Fidelity Management Trust Company	Fidelity Growth and Income Fund (439,361 shares)		16,629,799
*	Fidelity Management Trust Company	Fidelity Intermediate Bond Fund (600,755 shares)		6,169,757
*	Fidelity Management Trust Company	Fidelity OTC Portfolio Fund (287,681 shares)		10,836,961
*	Fidelity Management Trust Company	Fidelity Overseas Fund (134,952 shares)		5,333,297
*	Fidelity Management Trust Company	Fidelity International Discovery Fund (190,669 shares)		6,009,874
*	Fidelity Management Trust Company	Fidelity Asset Manager Fund (133,793 shares)		2,192,864
*	Fidelity Management Trust Company	Fidelity Low Price Fund (54,210 shares)		2,238,881
*	Fidelity Management Trust Company	Fidelity Asset Manager Growth Fund (163,864 shares)		2,497,292
*	Fidelity Management Trust Company	Fidelity Asset Manager Income Fund (107,291 shares)		1,396,927
*	Fidelity Management Trust Company	Fidelity Small Capital Stock Fund (215,149 shares)		4,025,443
*	Fidelity Management Trust Company	Fidelity Strategic Income Fund (238,929 shares)		2,492,026
*	Fidelity Management Trust Company	Fidelity Retirement Money Market Fund (12,239,289 shares)		12,239,289
*	Fidelity Management Trust Company	Fidelity Retirement Government Money Market Fund (3,539,904 shares)		3,539,904
*	Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Fund (274,848 shares)		12,192,267
*	Fidelity Management Trust Company	Brokeragelink Fund (1,217,262 shares)		1,217,262
		Participant loans:		
*	Participant loans	829 loans, various maturities; balance collateralized by 238 participant accounts, interest rates range from 3.75% to 9.00%		3,806,136
	Totals		$	195,029,138

* Party-in-interest investment.

See accompanying independent auditors' report.



KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 1

Report of Independent Registered Public Accounting Firm Consent

The Administrative Committee
The Jefferies Group, Inc.
Employees' Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (No. 33-63418), dated May 27, 1993, on Form S-8 of Jefferies Group, Inc. of our report dated May 22, 2006 with respect to the statements of net assets available for benefits of the Jefferies Group, Inc. Employees' Profit Sharing Plan as of November 30, 2005 and 2005 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of November 30, 2005, which report appears in the November 30, 2005 annual report on Form 11-K of the Jefferies Group, Inc. Employees' Profit Sharing Plan.

KPMG LLP

New York, New York
May 26, 2006